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24001286

MAR 19 2024

Washington, D.C. 20549

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SEC FILE NUMBER
8-51916

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CHELSEA MORGAN SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

242 MAIN STREET
(No. and Street)

STATEN ISLAND	NY	10307
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOHN PISAPIA	718-967-8400	JPISAPIA@CHFS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS
(Name – if individual, state last, first, and middle name)

2010 PIONEER COURT	SAN MATEO	CA	94403
(Address)	(City)	(State)	(Zip Code)

	1171
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN PISAPIA , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CHELSEA MORGAN SECURITIES, INC. , as of DECEMBER 31, 2023 is true and correct. I further swear (or affirm) that neither the company nor anypartner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 27

Dierdre Steinhaus Ainbinder
Notary Public

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

Statement of Financial Condition

December 31, 2023

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

December 31, 2023

Table of Contents

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Chelsea Morgan Securities Inc. (dba Chelsea Financial Services)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chelsea Morgan Securities Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WWC, P.C.

WWC, P.C.
PCAOB ID. No. 1171

We have served as the Company's auditor since 2017.

San Mateo, CA
March 14, 2024

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2023

ASSETS

Cash	$	165,580
Commissions receivable		164,150
Clearing deposit at broker		25,576
Prepaid expenses		33,237
Rent deposit		6,100
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation, and right of use assets, net		6,800
TOTAL ASSETS	$	401,443

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	238,805
SBA loan		20,674
Operating lease		204
Finance lease		6,927
TOTAL LIABILITIES		266,610
Commitments and contingent liabilities		
Stockholder's equity		
Common stock, par value $0.01, 1,000 shares authorized, issued and outstanding		10
Paid-in capital		136,990
Deficit		(2,167)
Total stockholder's equity		134,833
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	401,443

The accompanying notes are an integral part of these financial statements.

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

December 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Chelsea Morgan Securities, Inc. D/B/A Chelsea Financial Services (the "Company"), a New York S Corporation formed in 1999, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's principal address is 242 Main Street, Staten Island, NY 10307.

Nature of Business

The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis, and by participating in private placements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight-line basis. The cost of leasehold improvements is depreciated over the estimated useful lives of the related assets or the term of the related lease, whichever is shorter.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* ("Revenue Recognition Standard"), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU defines the promised good or service as the performance obligation under the contract.

In accordance with the Revenue Recognition Standard, the Company has identified the specific performance obligation (promised services) associated with the contract with the customer and has determined when that specific performance obligation has been satisfied, which may be at a point in time or over time depending on how the performance obligation is defined. The contracts with customers

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

also contain the transaction price, which consists of fixed consideration and/or consideration that may vary (variable consideration) and is defined as the amount of consideration an entity expects to be entitled to when or as the performance obligation is satisfied.

The Revenue Recognition Standard further clarified the guidance related to reporting revenue gross as principal versus net as an agent. The Company acts as an agent in the vast majority of the revenue generating transactions with its customers.

Commission

Commission income represents fees and is recognized when the customer has agreed with the Company on the security to be transacted and the amount of commission to be charged, the service has been rendered, at which point there are no outstanding performance obligations due to the customer, and the Company is assured that its commission fee will be received. Brokerage commissions are derived from executing transactions for clients on exchanges and over-the-counter markets, sales of mutual funds, providing brokerage services and other such activities. Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Leases

The Company determines if an arrangement is a lease at inception. Operating and leases are recognized as its own right-of-use ("ROU") asset category in the Company's property and equipment, and the corresponding lease obligations are recognized to accrued expenses. Finance leases are also included as equipment in property and equipment and the corresponding lease obligations are also recognized in accrued expenses in the Company's statement of financial condition.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For lease agreements that are one year or less in length, the Company exercises the exemption under ASC 842 which for the Company is the lease of its primary business address. The annual lease expense did vary materially from the prior year.

Recent Accounting Pronouncements

Financial Instruments – Credit Losses

In November 2019, the FASB issued ASU 2019-11, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which is stated in the previous paragraph. The amendments in this update clarify or address stakeholders' specific issues about certain aspects of the amendments in Update 2016-13 as described in the following. The amendments clarify that the allowance for credit losses for Purchased credit-deteriorated (PCD) assets should include in the allowance for credit losses expected recoveries of amounts previously written off and expected to be written off by the entity and should not exceed the aggregate of amounts of the amortized cost basis previously written off and expected to be written off by an entity. In addition, the amendments clarify that when a method other than a discounted cash flow method is used to estimate expected credit losses, expected recoveries should not include any amounts that result in an acceleration of the noncredit discount. An entity may include increases in expected cash flows after acquisition. The amendments provide transition relief by permitting entities an accounting policy election to adjust the effective interest rate on existing troubled debt restructurings.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(TDRs) using prepayment assumptions on the date of adoption of Topic 326 rather than the prepayment assumptions in effect immediately before the restructuring. The amendments in this update extend the disclosure relief for accrued interest receivable balances to additional relevant disclosures involving amortized cost basis. The amendments clarify that an entity should assess whether it reasonably expects the borrower will be able to continually replenish collateral securing the financial asset to apply the practical expedient. The amendments also clarify that an entity applying the practical expedient should estimate expected credit losses for any difference between the amounts of the amortized cost basis that is greater than the fair value of the collateral securing the financial asset (that is, the unsecured portion of the amortized cost basis). An entity may determine that the expectation of nonpayment for the amount of the amortized cost basis equal to the fair value of the collateral securing the financial asset is zero. The amendment to Subtopic 805-20, Business Combinations— Identifiable Assets and Liabilities, and any Noncontrolling Interest, clarifies the guidance by removing the cross-reference to Subtopic 310-30 in paragraph 805-20-50-1 and replacing it with a cross reference to the guidance on PCD assets in Subtopic 326-20. In November 2019, the FASB issued ASU No. 2019-10, to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard.

Accounting for Income Taxes

In December 2019, the FASB issued a new standard to simplify the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. Management has determined that the adoption of this new pronouncement will not have a material impact on the Company's financial statements.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2023 for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through March 14, 2023, the date the financial statements were available to be issued.

NOTE 3 – INCOME TAXES

The Company has elected "S Corporation" status with the Internal Revenue Service and state taxing authorities. The stockholder includes the "S Corporation" income or loss in his individual tax return, and accordingly, no federal or state income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $88,696, which was $70,922 in excess of its required net capital of $17,794. The Company's ratio of aggregate indebtedness to net capital was 3.0 to 1.

NOTE 5 – OFF BALANCE SHEET RISK

The Company has one single clearing house. In the event that the clearing house becomes insolvent, the Company's business may be adversely affected. Pursuant to a Clearing Agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In

NOTE 5 – OFF BALANCE SHEET RISK, continued

accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In accordance to the clearing agreement, the Company is required to place a deposit in the amount of $25,000 that remains in the custody of the clearing broker as long as the agreement is in force. As of December 31, 2023, the deposit amount was $25,576.

NOTE 6 – SMALL BUSINESS ADMINISTRATION LOAN

On June 16, 2020, the Company executed the standard loan documents required for securing loans (the "EIDL Loan") offered by the U.S. Small Business Administration (the "SBA") under its Economic Injury Disaster Loan ("EIDL") assistance program in light of the impact of the COVID-19 pandemic on the Company's business. The principal amount of the EIDL Loan was $62,800, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum and was accrued from the date of the EIDL Loan. Installment payments, including principal and interest, were due monthly beginning June 15, 2021 (twelve months from the date of the EIDL Loans). The balance of principal and interest is payable 30 years from the date of the EIDL Loan. At December 31, 2023, the principal balance balance due on the SBA loan was $20,674.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Leases

In November 2023, the Company entered into a lease agreement for office space with a related party for the length of one year. In May 2023 the Company entered into a lease agreement for office space in Wichita, Kansas, on a month-to-month basis. The Company also rents space at a storage facility. Total rental expense for the year ended December 31, 2023 was $112,343.

In October 2020, the Company also leased an automobile for business use. The Company recognized operating lease ROU assets of $11,894 and lease liability of $25,859 as of December 31, 2022. The monthly lease expense using the straight-line method over 36 months is $1,354.

In September 2020, the Company leased office equipment and recognized a fixed asset of $17,307. The asset was depreciated using the straight-line method over 63 months with a monthly depreciation of $275. The termination date of the lease is December 2025. The interest and depreciation for the office equipment as of December 31, 2023 was $554 and $3,300, respectively. Remaining commitments under the leases are as follows:

Year ending December 31,		
2024	$	3,507
2025 and after		3,420
	$	6,927